Exhibit 12.1

STATEMENT RE COMPUTATION OF RATIOS

The following table sets forth the ratio of earnings to fixed charges and preferred stock dividends for the periods indicated below (in thousands):

	For the nine months ended	For the years ended December 31,
	2012	2011	2010	2009	2008	2007
Earnings:
Pretax income (loss) from continuing operations	$19,825	$5,243	$5,670	$10,884	$(25,764)	$(20,790)
Fixed Charges	67,741	4,837	9,611	14,235	36,260	50,087
Dividends distributed to shareholders	13,112	8,270	8,102	7,108	4,100	1,826
Equity investee adjustment	44	(174)	(64)	—	—	—
Non-controlling interest	97	(97)	—	—	—	—

Total Earnings	$100,819	$18,079	$23,319	$32,227	$14,596	$31,123

Fixed Charges:
Interest Expense	$67,741	$4,837	$9,611	$14,235	$36,260	$50,087
Amortized premiums & discounts related to indebtedness	—	—	—	—	—	—
Capitalized expenses related to indebtedness	—	—	—	—	—	—
Capitalized Interest	—	—	—	—	—	—
Preferred stock	—	—	—	—	—	—

Total Fixed Charges	$67,741	$4,837	$9,611	$14,235	$36,260	$50,087

Ratio of earnings to fixed charges	1.49	3.74	2.43	2.26	0.40	0.62

Ratio of earnings to fixed charges and preferred stock dividends	1.49	3.74	2.43	2.26	0.40	0.62

Deficiency of earnings to fixed charges and preferred stock dividends	—	—	—	—	$21,664	$18,964